SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29170; File No. 812-13732]

Lincoln Investment Advisors Corporation and Lincoln Variable Insurance Products Trust;

Notice of Application

March 9, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of

1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act,

as well as from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into

and materially amend subadvisory agreements without shareholder approval and would

grant relief from certain disclosure requirements.

Applicants: Lincoln Investment Advisors Corporation ("Adviser") and Lincoln Variable

Insurance Products Trust (the "Trust") (together, "Applicants").

Filing Dates: The application was filed on December 22, 2009. Applicants have agreed to

file an amendment during the notice period, the substance of which is contained in this

notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on

March 30, 2010, and should be accompanied by proof of service on applicants, in the form

of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons

who wish to be notified of a hearing may request notification by writing to the

Commission's Secretary.

<u>Addresses</u>: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants, Lincoln Investment Advisors Corporation, One

Granite Place, Concord, NH 03301 and Lincoln Variable Insurance Products Trust, 1300 S.

Clinton Street, Fort Wayne, IN 46802.

<u>For Further Information Contact</u>: Jill Ehrlich, Attorney Adviser, at (202) 551-6819, or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file

number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

     1.   The Trust, a Delaware statutory trust, is registered under the Act as an

open-end management investment company and currently offers 39 series, each with

separate investment objectives, policies and restrictions (each, a "Fund" and collectively,

the "Funds").[1] The Adviser, an indirect, wholly owned subsidiary of Lincoln National

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[1] Applicants request that any relief granted pursuant to the application also apply to any existing or future registered open-end management investment company or series thereof that: (i) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser; (ii) uses the "manager of managers" structure described in the application; and (iii) complies with the terms and conditions of the application (included in the term "Funds"). The Trust is the only existing investment company that currently intends to rely on the order. If the name of any Fund should, at any time, contain the name of a Sub-Adviser (as defined below), the name of the Adviser or a trademark or trade name owned by Lincoln Financial Group, such as "Lincoln VIP" or "LVIP," will precede the name of the Sub-Adviser. "Lincoln Financial Group" is the marketing name for Lincoln National Corporation, the ultimate parent company of the Adviser.

Corporation, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Adviser serves as investment adviser to each Fund under an investment advisory agreement (each, an "Advisory Agreement") that has been approved by the shareholders[2] of each Fund and by the Trust's board of trustees (the "Board"), including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust, the Adviser, or the Sub-Advisers (the "Independent Trustees").

2.   Under the terms of each Advisory Agreement, the Adviser is authorized to manage the investment and reinvestment of the assets of each Fund in conformity with the Fund's investment objectives, policies and restrictions. As compensation for its services, the Adviser receives a fee from the Trust, computed separately for each Fund. The fee for each Fund is stated as an annual percentage of the current value of the net assets of the Fund. Each Advisory Agreement specifically permits the Adviser to delegate its investment advisory responsibilities to one or more investment advisers (each, a "Sub-Adviser"), pursuant to investment sub-advisory agreements (each, a "Sub-Advisory Agreement"), subject to the approval of the Board. Each Sub-Adviser is, and any future Sub-Adviser will be, an investment adviser that is registered under the Advisers Act. The Adviser monitors and evaluates the Sub-Advisers and recommends to the Board their hiring, retention or termination. The Board, including a majority of the Independent Trustees, will approve each Sub-Advisory Agreement. Each Sub-Adviser will have discretionary investment authority with respect to the portion of the Fund's assets allocated to it by the Adviser, subject to supervision by the Adviser and the Board.

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[2] The term "shareholder" includes variable life insurance policy and variable annuity contract owners that are unitholders of any separate account for which a Fund serves as a funding medium.

The Adviser pays each Fund's Sub-Adviser(s), if any, out of the fee the Adviser receives from the Fund under the relevant Advisory Agreement.

3.   Applicants request relief to permit the Adviser, subject to Board approval, to enter into and materially amend Sub-Advisory Agreements without obtaining shareholder approval. The requested relief will not extend to any Sub-Adviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of a Fund or the Adviser, other than by reason of serving as a Sub-Adviser to one or more of the Funds ("Affiliated Sub-Adviser").

4.   Applicants also request an exemption from the various disclosure provisions described below that may require the Applicants to disclose fees paid by the Adviser to each Sub-Adviser. An exemption is requested to permit a Fund to disclose (as both a dollar amount and as a percentage of the Fund's net assets): (i) aggregate fees paid to the Adviser and Affiliated Sub-Advisers; and (ii) aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers ("Aggregate Fee Disclosure"). If a Fund employs an Affiliated Sub-Adviser, the Fund will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by a vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.[3]

3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("1934 Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Form N-SAR is the semi-annual report filed with the Commission by registered investment companies. Item 48 of Form N-SAR requires investment companies to disclose the rate schedule for fees paid to their investment advisers, including the Sub-Advisers.

5.   Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require that registered investment companies include in their financial statements information about investment advisory fees.

6.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or

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[3] Form N-1A was recently amended by the Commission, effective March 31, 2009, and, with respect to any Fund that has not yet begun using the revised form, references in the application to Item 19(a)(3) should be read to refer to Item 14(a)(3).

transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that their requested relief meets this standard for the reasons discussed below.

7. Applicants assert that shareholders will rely on the Adviser's expertise to select one or more Sub-Advisers best suited to achieve a Fund's investment objectives. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Advisers with respect to a Fund will be substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Applicants contend that requiring shareholder approval of Sub-Advisory Agreements would impose unnecessary costs and delays on the Funds and may preclude the prompt replacement of a Sub-Adviser when considered advisable by the Board and the Adviser. Applicants note that each Advisory Agreement and any Sub-Advisory Agreement with an Affiliated Sub-Adviser will remain subject to the shareholder voting requirements of section 15(a) of the Act and rule 18f-2 under the Act.

8. Applicants assert that some Sub-Advisers use a "posted" fee schedule to set their fees. Applicants state that while Sub-Advisers are willing to negotiate fees that are lower than those posted on the schedule, they are reluctant to do so where the fees are disclosed to other prospective and existing customers. Applicants submit that the requested relief will better enable the Adviser to negotiate lower advisory fees with the Sub-Advisers, the benefits of which would likely be passed on to the shareholders of the Funds.

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Fund may rely on the order requested in the application, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund's shares to the public.

2.   The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to the application. In addition, each Fund will hold itself out to the public as employing the manager of managers structure described in the application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and to recommend their hiring, termination and replacement.

3.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then existing Independent Trustees.

4.   The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   When a change of Sub-Adviser is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a

separate finding, reflected in the Board minutes, that the change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

6.   Within 90 days of hiring any new Sub-Adviser, the affected Fund's shareholders will be furnished all information about the new Sub-Adviser that would be contained in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Sub-Adviser. To meet this obligation, the Fund will provide shareholders within 90 days of the hiring of a new Sub-Adviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

7.   The Adviser will provide general investment advisory services to the Funds, including overall supervisory responsibility for the general management and investment of each Fund's assets, and, subject to review and approval by the Board, the Adviser will (i) set each Fund's overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to manage all or part of each Fund's assets; (iii) when appropriate, allocate and reallocate each applicable Fund's assets among multiple Sub-Advisers; (iv) monitor and evaluate the performance of the Sub-Advisers, and (v) implement procedures reasonably designed to ensure that the Sub-Advisers comply with each Fund's investment objective, policies and restrictions.

8.   No trustee or officer of a Trust, or director or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not

controlled by such person), any interest in a Sub-Adviser, except for: (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

9.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

10.   Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

11.   Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the Adviser's profitability.

12.   The Adviser will provide the Board, no less frequently than quarterly, with information about the Adviser's profitability, on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

13.   In the event that the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary